Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	23849-1/

July 5, 2005

BY COURIER AND EDGAR

Securities and Exchange Commission

450 Fifth Street NW

Washington DC 20549

USA

Attention:	Babette Cooper

Tia Jenkins

Dear Sirs/Mesdames:

Re:         Global Innovative Systems Inc.
Current Report on Form 8-K filed April 1, 2005, Current Report on Form 8-K/A filed on April 1, 2005 and Quarterly Report on Form 10-QSB filed on February 14, 2005
File number 0-30299

                         Thank you for your letter of April 19, 2005 with respect to the following filings filed by Global Innovative Systems Inc. (the “Company”):

1.	Form 8-K filed on April 1, 2005;
2.	Form 8-K filed on January 18, 2005 as amended by Form 8-K/A filed on January 26, 2005 and further amended by Form 8-K/A filed on April 1, 2005; and
3.	Form 10-QSB for the quarterly period ended December 31, 2004 filed on February 14, 2005.

(collectively, the “Reviewed Filings”).

We enclose three blacklined copies of Amendment No. 1 of Reviewed Filings (1) and (3) above, and Amendment No. 3 of Reviewed Filing (2) above. Page references used in this letter relate to the enclosed blacklined versions of the respective Reviewed Filings. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of April 19, 2005.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Form 8-K Item 4.01 Filed April 1, 2005

1.          Item 304 (a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. You state that in connection with the audit and in the “subsequent interim period, there were no...” Please revise the Form to state the specific period during which there were no disagreements, etc. The amended Form should also include a letter from the former accountants indicating whether they agree or disagree with the disclosures in the amended 8-K.

The Company has revised the Form 8-K filed on April 1, 2005 to state the specific period during which there were no disagreements between the Company and its former auditor. The revisions were included on Form 8-K/A filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2005 and include a letter as Exhibit 16 to the Form 8-K/A from the former auditor of the Company indicating that they agree with the disclosures in the Form 8-K/A.

Form 8-K/A Filed April 1, 2005

Results of Operations

2.          While your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects. For example, the discussion of the results of operations, for the period ending December 31, 2004, states revenue increased due to growth in demand of energy saving products and cost of sales decreased due to a more efficient sales distribution network. However, the underlying reasons for the growth in demand of energy products are not discussed and you do not explain the processes implemented that led to a more efficient sales distribution network. Also, you state that improved control over trade receivables and a reduction in SARS cases helped decrease general and administrative costs. However, the relationship between general and administrative expenses and the trade receivables and SARS cases does not seem clear. Revise the discussion of results of operations for the year ending March 31 and the period ending December 31 to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

The results of operations for the nine months ended December 31, 2004 and for the year ended March 31, 2004 have been substantially revised. The revised disclosure sets out the underlying reasons for the changes in the results of operations of the Company for the 2004 fiscal year and nine month interim period ended December 31, 2004 as well as the respective comparative periods of each. The results of operations for the nine months ended December 31, 2004 begins on page 15 and the results of operations for the fiscal year ended March 31, 21, 2004 begins on page 17.

The Company has revised the disclosure regarding the relationship between general and administrative expenses and the trade receivables and SARS cases as previously disclosed in Amendment No. 2 to the Form 8-K/A filed on April 1, 2005. The Company’s improved control over trade receivables and the effect of SARS on the Company are now discussed in separate paragraphs. The effect of SARS on the results of operations is discussed on page 15. Improved control over trade receivables is discussed on page 16.

3.          Expand the discussion of selling and marketing expenses to quantify and describe the types of expenses associated with the expansion of Tech Team’s business into new sectors and industries. Describe the new sectors and industries, management’s plan to expand, and other relevant items.

We have revised the discussion of selling and marketing expenses of the Company for the results of operation for the nine months ended December 31, 2004 on page 16. The revisions include disclosure with respect to the Company’s incentive plan to encourage the expansion of the Company’s products and services into new sectors and industries on page 16.

4.          Revise to discuss the nature of the management fee income from a related company in the amount of HK $480,000 in 2003. Tell us supplementally the reason this income is included in operations but not included in revenues.

The Company has revised the discussion regarding the management fee income on page 18. The Company has not included the management fee income in revenue because the Company does not regard the income to be part of its continuing operations. The income is a one-time fee and management does not expect to generate similar fees from Tech Team Media Limited in the future. Accordingly, the Company submits that the classification of the income as an other operating item is appropriate and consistent with Regulation S-X, Rule 5-03(6). Specifically, paragraph (6) of the Regulation states, “Other general expenses. Include items not normally included in caption 4 above. State separately any material item.” The Company submits that reporting the management fee as income and not revenue is consistent with the manner in which gains on sales of assets are reported, pursuant to footnote 6 of SAB Topic 13 or governmental subsidies in accordance with SAB Topic 11A.

Liquidity and Capital Resources

General

5.          Please substantially revise this section to provide the disclosures required by Item 303(b) of Regulation S-B regarding liquidity and capital resources. The Management’s Discussion and Analysis section is a very critical part of this Form. As such, we ask that you revise this section in its entirety to discuss the events, trends, and uncertainties that management views as most critical to the Company’s financial position and liquidity.

As requested, the Company has substantially revised the liquidity and capital resources which begins on page 19.

6.          Revise MD&A to discuss the Company’s share exchange agreement with Global Innovative Systems Inc.

The Company has revised the Management’s Discussion and Analysis section to include a discussion regarding the share exchange agreement under the heading “Acquisition of Tech Team Holdings” on page 14.

Period ended December 31, 2004

7.          Revise to explain why increased sales resulted in increased working capital requirements and thus reduced liquidity.

The discussion regarding reduced liquidity from increased sales has been revised and is included under the heading “Cash Flow Used in Operating Activities” on page 20. The discussion discloses that the Company offers extended financing terms of up to 60 months to new customers. The Company, however, is required to pay its suppliers for the cost of hardware in accordance with credit terms ranging from cash on delivery to payment within 30 days. Such financing arrangements create a time lag between the payment for inventory and receipt from sales thereof, which has placed additional demands on working capital requirements.

8.          You state that the Company cut high interest bearing debt in the amount of HK $4,478,339. On the statement of cash flows, we note repayment of debt in the amount of HK $11,570,991. Please reconcile these amounts and revise the disclosure to provide and quantify the reasons for the difference.

The Company has revised the disclosure regarding the repayment of interest bearing debt on page 21 under the heading “Cash Flow Provided by Financing Activities”.

The repayment of bank loans and capital leases was $551,443 (HK$4,290,225) and $58,884 (HK$458,114) respectively. During the nine months ended December 31, 2004, the Company paid down $610,326 (HK$4,748,339) of interest bearing debt. The initial amount of repayment that was disclosed as HK$4,478,339 was a typographical error.

In October 2004, certain long-term debts were refinanced with short-term debt totaling $976,864 (HK$7,600,000). There was no cash flow associated with this refinancing. Accordingly, the consolidated statement of cash flows has been revised to reflect the repayment of short-term borrowings and long term debts of $551,443 (HK$4,290,225).

9.          You state that the chief executive officer loaned the Company HK $6,164,034 as of December 31, 2004. Please tell us supplementally where this is accounted for on the statement of cash flows. We note that HK $6,164,034 is also the balance of amounts due to a director as of December 31, 2004 while the balance at March 31, 2004 was HK $6,861,956. Revise to clarify the reason for the decrease in the amount due to director for HK $6,861,956. Revise to disclosure all sources if internal and external liquidity for the period ending December 31, 2004.

The Management’s Discussion and Analysis has been substantially revised to disclose all sources of internal and external liquidity for the period ended December 31, 2004 and the comparative period beginning on page 20.

The disclosure has been revised to reflect that the loan is from the Chief Executive Officer, who is also a director of the Company. The decrease in the balance of amounts due to the Company’s Chief Executive Officer is a result of the net effect of certain advances of $1,650,667 (HK$12,842,188) and the repayment of funds in the form of capitalization of the loan from the Company’s Chief Executive Officer.

For the nine months ended December 31, 2004, the Chief Executive Officer made an advance of $1,650,667 (HK$12,842,188) to the Company and the proceeds were used, in part, to repay bank loans and capital lease obligations of $551,443 (HK$4,290,225) and $58,884 (HK$458,114) respectively.

10.        In the last paragraph of this section, you state that issued and fully paid share capital as of December 31, 2004 and 2003 were 31,044,000 and 55,348,571, respectively. It appears that you have reversed the balances for the periods disclosed. Please revise to correct this.

The balances for the periods disclosed were inadvertently reversed. The Company, however, has elected not to include the disclosure of the share capital amounts for the periods indicated in this section as the Company believes the disclosure does not provide any benefit and is already presented in the consolidated financial statements.

11.        Please revise to provide and explanation for the material changes in cash from operating, investing and financing activities for the period ended December 31,2004, compared to the year ended March 31, 2004 and December 31, 2003

The Liquidity and Capital Resources section has been substantially revised beginning on page 19 to include an explanation of the material changes from operating, investing and financing activities for the periods presented.

Year Ended March 31, 2004

12.        You state that Tech Team’s losses over the past two years are primarily due to research and development costs as well as other reasons. Research and development expense is reported as only HK $156,474 on the statement of operations. Please explain to us supplementally why this is considered a significant portion of the Company’s losses.

The Company has revised the reference to research and development as a cause of the Company’s losses. The Company’s use of the term “development” was intended to mean the cost of market development as part of its sales and marketing efforts. Accordingly, the Company has deleted reference to research and development.

13.        You state that Tech Team repaid bank debt of HK $8,273,075. However on the statement of cash flows, you state that repayments of debt equalled HK $6,745,202. Please reconcile these amounts and revise the disclosure accordingly.

The Company has revised the disclosure on page 21. The repayment of bank debt of $1,063,378 (HK$8,273,075) includes the repayment of capital lease obligations of $196,385 (HK$1,527,873) and the repayment of short-term and long-term debt of $866,993 (HK$6,745,202) for a total repayment of bank debt of $1,063,378 (HK$8,273,075).

14.	Revise to explain how the SARS outbreak resulted in a decrease in trade receivables.

The Company has revised the discussion involving the impact of SARS on the Company’s financial statements. Although the Company previously limited the discussion regarding SARS to the decrease in trade receivables, the Company has expanded the discussion to include the general effects of SARS on the economy as a whole, and the specific effects on the Company. The revised disclosure regarding the effect of SARS is located on page 15 under the heading “Revenues and Cost of Revenues”.

15.        Revise to explain the reasons that $159,095 of accounts receivable were written off during the year ended March 31, 2004. Explain why management feels no allowance for doubtful accounts is appropriate as of March 31, and December 31, 2004.

The Company has revised the disclosure on page 18 regarding accounts receivable and the allowance for doubtful accounts. The Company reviews and adjusts the allowance for doubtful accounts at regular intervals based on historical experience and its evaluation of the collectibility of outstanding accounts receivable. As of March 31, 2004 and December 31, 2004, the Company determined that its accounts receivable were all collectible. Accordingly, no allowance for doubtful accounts was recorded at such dates.

16.        Please revise to provide and explanation for the material changes in cash from operating, investing and financing activities for the year ended March 31, 2004, compared to the year ended March 31, 2003.

The Company has substantially revised the Liquidity and Capital Resources section to include an explanation of the material changes in cash flows from operating, investing and financing activities for the nine months ended December 31, 2004 and the year ended March 31, 2004, including comparative periods. The revised disclosure begins on page 20.

17.        Please update to disclose whether you have any material commitments for capital expenditures and if so, the expected sources of funds for such expenditures as per Item 303 (b) (iii) of Regulation S-B.

The Company has included the requested discussion under the heading “Capital Expenditures” on page 21.

18.        In the notes to the financial statements you discuss the Company’s negative working capital and that continuing losses could endanger your viability as a going concern. Revise MD&A to disclose your financial difficulties, describe why you have negative working capital and losses at the interim financial statement date (e.g. seasonal matters, recurring trend, etc.) and describe management’s plans to overcome these difficulties.

The Company has included a discussion regarding the Company’s negative working capital and continuing losses beginning on page 20 under the heading “Capital Resources”.

Critical Accounting Policies

19.        We note that you have not disclosed the Company’s Critical Accounting Policies. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

The Company has included a discussion of the Company’s Critical Accounting Policies beginning on page 23.

Off-Balance Sheet Disclosures

20.        Item 303 (c) of Regulation S-B requires a description of off-balance sheet arrangements. Please revise to include this disclosure, if material.

The Company has included a discussion of the Company’s off-balance sheet arrangements beginning on page 22.

Financial Statements

Statement of Operations

21.        Basic and diluted net loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists. Please revise the Statement of Operations.

The Company has revised the statement of operations to round to the nearest cent.

22.        Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented. Revise MD&A to discuss material changes in the components of general and administrative expenses.

The Company has revised the referenced disclosure in Note 14 to the Company’s audited financial statements and on pages 16 and 18 of Management’s Discussion and Analysis.

Statement of Cash Flows

23.        Revise to present gross realized gains and gross realized losses separately as they relate to the gain on disposal of investments in accordance with SFAS 115, if material.

The Company did not have any gross realized losses on disposal of investments during any of the periods presented. The Company has revised the presentation in the consolidated statements of cash flows to reflect this disclosure.

Note 3 – Summary of Principal Accounting Policies

Equipment

24.	Revise to disclose the nature of the energy savers and their purpose.

The Company has disclosed the nature of the energy savers and their purpose as set out in Note 3 to the Company’s audited financial statements.

Revenue Recognition

25.        Hardware: We note the different kinds of sales agreements in “Sales and Marketing Strategy-Sales Agreements”. Please revise to disclose how the Company accounts for the various payments made under the “direct sales contracts” and the company’s accounting policy for product sales under “trading contracts”. Also, you state, “any cost of these obligations is accrued when the corresponding revenue is recognized”. Revise to clarify the meaning of this sentence.

The Company has revised the disclosure regarding sales agreements in Note 3 to the audited financial statements and on page 10 of the Form 8-K/A under the heading “Sales and Marketing Strategy – Sales Agreements”.

26.        Services: Revise to disclose the reasons management recognizes revenue on a completed contract basis for consulting services and tell us supplementally how this policy complies with generally accepted accounting principles. Revise to discuss any significant terms and conditions, including customer acceptance provisions. Also, you state that the consultancy contracts generally last less than one year. Revise to disclose the nature of the 60-month term service contracts mentioned in “Sales and Marketing Strategy-Sales Agreements” and the related revenue recognition policies.

The Company has revised the referenced disclosure in Note 3 to the audited financial statements to clarify its revenue recognition policy. The Company submits that it believes its revenue recognition policies are appropriate and consistent with the guidance provided in Question 2 of SAB Topic 13-A.3(f), which states, in part, as follows:

“the Staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern”

The Company’s obligations under the consulting service agreements are met at the conclusion of the project when the Company delivers its assessment to its customer. Additionally, the Company recognizes revenue in a manner consistent with the concept of “substantial performance” as the concept is discussed in paragraph 5 of FAS 45, given that revenues from the Company’s consulting projects are not earned systematically over a contractual period.

In addition, the service contracts with 60-month terms mentioned in “Sales and Marketing Strategy – Sales Agreements” represent the warranty term provided in connection with the Company’s hardware sales. The Company does not believe that it has a significant warranty obligation as the suppliers of the hardware provide a matching period of warranty to the Company with respect to the products sold. Accordingly, all of the repair costs are ultimately paid for by the hardware manufacturer. The Company has expanded its disclosure in Note 3 to the audited financial statements to discuss this issue.

27.        Financing: Revise to explain what is meant by the phrase “level rates of return” as used in your financing recognition disclosure.

The Company has revised the disclosure in Note 3 to the audited financial statements.

28.        Please revise to address how the Company recognizes revenue on sales with multiple deliverables. Refer to EITF 00-21.

The Company did not enter into any revenue arrangement which contains multiple-elements during any of the periods presented.

Foreign Currency Translation

29.        Revise to include the aggregate foreign currency transaction gain or loss included in determining net income for the periods presented, as required by paragraph 30 of SFAS 52.

The Company has included the requested information in Note 15 to the Company’s audited financial statements.

Trade Receivables, Allowances and Returns

30.        Please revise to disclose the Company’s accounting policy for trade receivables and allowance for doubtful accounts. Also, update to explain whether the buyer has a right of return and if so, the Company’s accounting policy for returns.

The Company has included the requested information in Note 3 to the Company’s audited financial statements.

Note 4 – Net Investment in Sales – Type Leases

31.        Revise to disclose the accumulated allowance for uncollectible minimum lease payments receivable and a general description of the lessor’s leasing arrangements as required by Paragraph 23 of SFAS 13. Also, revise to include the Company’s accounting policy for investment in sales-type leases and the related allowances in the notes to the financial statements.

The Company does not have any accumulated allowance for uncollectible minimum lease payments as of March 31, 2003 and 2004, and December 31, 2004.

The Company has included a discussion regarding the Company’s accounting policy for investment in sales-type leases and related allowances in Note 3 and Note 4 to the Company’s audited financial statements.

Note 13 – Long Term Debts

32.        Please revise to clarify that the bank loan of HKD 7,600,000 is classified as short term and is discussed in Note 10.

The Company has revised the disclosures presented in Note 10 and Note 13 to the Company’s audited financial statements regarding the bank loan for $976,864 (HK$7,600,000).

33.        We note your violations of the financial covenants and that you have $1,494,263 still outstanding as of December 31, 2004. Revise to disclose whether any penalties are to be incurred as well as any other amended terms related to these loans.

The Company has revised the disclosure in Note 13 to the Company’s audited financial statements.

Note 15 – Commitments

The Group as Lessee

34.        You disclose future minimal lease payments as of March 31, 2004 and 2005 instead of as of March 31, 2005 and 2006. Please revise your disclosure accordingly.

The Company has revised the disclosure in Note 17 to the Company’s audited financial statement with respect to future minimal lease payments.

Note 16 – Related Party Transactions

35.        You state that no fixed repayment terms for the amounts due to related companies have been established. Please tell us supplementally if the director plans on establishing repayment terms. If he does not, tell us why you do not consider this a capital contribution.

The director has confirmed his intention to request that the Company repay the outstanding debt to him when the Company has sufficient working capital.

36.        You state that on December 31, 2004, a director of the Company “agreed to take up” various receivables of the Company totalling $2,585,000 HKD. Please revise to clarify the meaning of this disclosure. Clarify whether the director paid the company cash for the receivables, whether the receivables were transferred with or without recourse, and the Company’s accounting treatment for the transaction in the financial statements. If this is a non-cash transaction, revise the supplemental disclosure of cash flows to describe this transaction as such. Refer to Paragraph 32 of SFAS 95.

The Company has revised the disclosure in Note 18 to the Company’s audited financial statements and the supplemental disclosure of cash flows information on the Statement of Cash Flows.

Note 20 – Subsequent Events

37.        In part (b), you state that 70,512,820 shares were issued to a director “by capitalization of amount due to the director”. Revise the note to clarify the meaning of this disclosure. Also, revise to describe the nature and timing of the transaction that generated the related party payable of HK $11 Million. Also, revise MD&A-Liquidity to more thoroughly describe this transaction.

The Company has revised the referenced disclosure in Note 22(b) to the Company’s audited financial statements and has revised Management’s Discussion and Analysis under the heading “Liquidity and Capital Resources”.

Form 10-QSB for the period ended December 31, 2004

Balance Sheet

38.        The balance sheet as of December 31, 2004 is out of balance due to the fact that the deficit accumulated during the development stage does not rollforward from September 30, 2004 to December 31, 2004. Please revise to correct the statement.

The Company has revised the balance sheet as of December 31, 2004. The revisions rollforward the deficit accumulated during the development stage from September 30, 2004 to December 31, 2004. The revisions were included on Form 10-QSB/A filed with the SEC on May 11, 2005.

Acknowledgement Letter

In connection with responding to your comments, management of the Company has provided you with a letter dated July 4, 2005, as requested, acknowledging the following:

1.	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             We look forward to any further comments you may have regarding this Amendment or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/LJM

cc:	Bondy Tan, Chief Executive Officer
Global Innovative Systems Inc.